Exhibit 99.1

NEWS RELEASE

Fundtech Contact:
Yoram Bibring
Fundtech Ltd.
Tel: 1-201-946-1100
yoram.bibring@fundtech.com

FOR IMMEDIATE RELEASE

FUNDTECH REPORTS DIRECTOR RESIGNATION

JERSEY CITY, N.J. —October 30, 2007, — Fundtech Ltd. (NASDAQ: FNDT), a leading provider of global electronic payment, settlement and cash management solutions, today announced the resignation of Mr. Tsvi Gal from its board of directors.  Director nominations to replace Mr. Gal will be announced in the Company’s proxy statement, which will be filed in Mid-November in anticipation of the Company’s annual shareholder meeting on December 20.

About Fundtech

With thirteen offices on four continents, Fundtech Ltd. is a leading provider of software solutions and services to financial institutions around the world. The Company develops and sells a broad array of products across the "financial supply chain" that enable banks to automate their corporate banking activities in order to improve efficiency, while providing their customers flexibility, convenience and control. Fundtech offers products in five business segments: payments, cash management, settlements, financial messaging, and post-trade securities settlement.

Fundtech is a publicly traded company, listed on NASDAQ (FNDT). The Company was founded in 1993. For more information, please visit www.fundtech.com.

Forward Looking Statements:

This news release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements may include, but are not limited to, the expectations related to fourth-quarter revenues; fourth-quarter GAAP earnings per share; fourth-quarter adjusted non-GAAP earnings per share; full-year 2007 revenues; full-year 2007 GAAP earnings per share; and full-year 2007 adjusted non-GAAP earnings per share.  These statements are based on management’s current expectations and are subject to risks, uncertainties, and assumptions. Should one or more of these risks or uncertainties materialize or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, expected, estimated or projected. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: a downturn in the financial services industry; failure to obtain revenue as anticipated; and risks and other factors detailed from time to time in Fundtech's public filings, including its Annual Report on Form 20-F for the year ended December 31, 2006. Fundtech undertakes no obligation to revise or update these forward-looking statements to reflect events or circumstances that arise after the date of this news release or to reflect the occurrence of unanticipated events.

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